MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30, OF 2003 AND 2002

(Thousands of Pesos) CONSOLIDATED

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	162,790,905	100	177,361,294	100
2	CURRENT ASSETS	34,771,983	21	45,736,175	26
3	CASH AND SHORT-TERM INVESTMENTS	10,358,104	6	21,427,151	12
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	19,145,534	12	18,815,866	11
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	2,617,950	2	2,838,125	2
6	INVENTORIES	600,309	0	696,451	0
7	OTHER CURRENT ASSETS	2,050,086	1	1,958,582	1
8	LONG - TERM	849,183	1	1,009,669	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	696,304	0	921,213	1
11	OTHER INVESTMENTS	152,879	0	88,456	0
12	PROPERTY, PLANT AND EQUIPMENT	118,658,889	73	121,462,783	68
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	290,154,102	178	263,178,173	148
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	173,621,974	107	147,845,496	83
17	CONSTRUCTION IN PROCESS	2,126,761	1	6,130,106	3
18	DEFERRED ASSETS (NET)	692,716	0	833,334	0
19	OTHER ASSETS	7,818,134	5	8,319,333	5
20	TOTAL LIABILITIES	95,015,397	100	112,789,583	100
21	CURRENT LIABILITIES	35,839,058	38	31,290,092	28
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	8,149,526	9	6,228,206	6
24	STOCK MARKET LOANS	10,628,561	11	5,264,124	5
25	TAXES TO BE PAID	1,820,125	2	3,924,551	3
26	OTHER CURRENT LIABILITIES	15,240,846	16	15,873,211	14
27	LONG - TERM LIABILITIES	40,774,903	43	62,817,855	56
28	BANK LOANS	16,934,103	18	28,659,442	25
29	STOCK MARKET LOANS	23,840,800	25	34,158,413	30
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	14,347,870	15	13,489,612	12
32	OTHER LIABILITIES	4,053,566	4	5,192,024	5
33	CONSOLIDATED STOCK HOLDERS' EQUITY	67,775,508	100	64,571,711	100
34	MINORITY INTEREST	0	0	0	0
35	MAJORITY INTEREST	67,775,508	100	64,571,711	100
36	CONTRIBUTED CAPITAL	38,760,538	57	39,673,926	61
37	PAID-IN CAPITAL STOCK (NOMINAL)	307,205	0	321,285	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	27,226,412	40	28,125,960	44
39	PREMIUM ON SALES OF SHARES	11,226,921	17	11,226,681	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	29,014,970	43	24,897,785	39
42	RETAINED EARNINGS AND CAPITAL RESERVE	83,242,542	123	79,009,324	122
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(70,820,580)	(104)	(68,724,426)	(106)
45	NET INCOME FOR THE YEAR	16,593,008	24	14,612,887	23

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	10,358,104	100	21,427,151	100
46	CASH	1,176,247	11	1,380,531	6
47	SHORT-TERM INVESTMENTS	9,181,857	89	20,046,620	94

18	DEFERRED ASSETS (NET)	692,716	100	833,334	100
48	AMORTIZED OR REDEEMED EXPENSES	587,698	85	628,238	75
49	GOODWILL	105,018	15	205,096	25
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	35,839,058	100	31,290,092	100
52	FOREIGN CURRENCY LIABILITIES	15,699,172	44	6,223,680	20
53	MEXICAN PESOS LIABILITIES	20,139,886	56	25,066,412	80

24	STOCK MARKET LOANS	10,628,561	0	5,264,124	100
54	COMMERCIAL PAPER	1,777,529	0	5,264,124	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	8,851,032	0	0	0

26	OTHER CURRENT LIABILITIES	15,240,846	100	15,873,211	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	15,240,846	100	15,873,211	100

27	LONG - TERM LIABILITIES	40,774,903	100	62,817,855	100
59	FOREIGN CURRENCY LIABILITIES	33,324,903	82	53,722,539	86
60	MEXICAN PESOS LIABILITIES	7,450,000	18	9,095,316	14

29	STOCK MARKET LOANS	23,840,800	100	34,158,413	100
61	BONDS	23,840,800	100	34,158,413	100
62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	14,347,870	100	13,489,612	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	14,347,870	100	13,489,612	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	4,053,566	100	5,192,024	100
68	RESERVES	4,053,566	100	5,192,024	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY	(70,820,580)	100	(68,724,426)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(12,712,340)	18	(12,712,065)	18
71	INCOME FROM NON-MONETARY POSITION ASSETS	(58,108,240)	82	(56,012,361)	82

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

72	WORKING CAPITAL	(1,067,075)	14,446,083
73	PENSIONS FUND AND SENIORITY PREMIUMS	4,053,566	5,192,024
74	EXECUTIVES (*)	134	139
75	EMPLOYERS (*)	11,356	12,004
76	WORKERS (*)	51,234	52,228
77	CIRCULATION SHARES (*)	12,288,194,094	12,851,401,331
78	REPURCHASED SHARES (*)	488,907,631	313,446,337

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY 01, TO SEPTEMBER 30, OF 2003 AND 2002

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	85,266,822	100	85,301,036	100
2	COST OF SALES	43,916,957	52	43,620,279	51
3	GROSS INCOME	41,349,865	48	41,680,757	49
4	OPERATING	12,802,578	15	12,193,716	14
5	OPERATING INCOME	28,547,287	33	29,487,041	35
6	TOTAL FINANCING COST	2,798,246	3	5,766,423	7
7	INCOME AFTER FINANCING COST	25,749,041	30	23,720,618	28
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	25,749,041	30	23,720,618	28
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	9,018,502	11	8,958,181	11
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	16,730,539	20	14,762,437	17
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(137,531)	0	(149,550)	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	16,593,008	19	14,612,887	17
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	16,593,008	19	14,612,887	17
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	16,593,008	19	14,612,887	17
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	16,593,008	19	14,612,887	17

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01, TO SEPTEMBER 30, OF 2003 AND 2002

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	85,266,822	100	85,301,036	100
21	DOMESTIC	83,912,996	98	83,022,416	97
22	FOREIGN	1,353,826	2	2,278,620	3
23	TRANSLATED INTO DOLLARS (***)	127,402	0	226,105	0

6	TOTAL FINANCING COST	2,798,246	100	5,766,423	100
24	INTEREST PAID	4,309,958	154	4,842,906	84
25	EXCHANGE LOSSES	2,127,762	76	3,903,301	68
26	INTEREST EARNED	2,577,822	92	816,289	14
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(1,061,652)	(38)	(2,163,495)	(38)
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	0	0	0
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	9,018,502	100	8,958,181	100
32	INCOME TAX	7,587,717	84	8,314,537	93
33	DEFERRED INCOME TAX	(344,046)	(4)	(1,660,313)	-19
34	WORKERS' PROFIT SHARING	1,774,831	20	2,303,957	26
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

36	TOTAL SALES	85,266,821	85,301,035
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	115,330,908	115,565,580
39	OPERATION INCOME (**)	39,556,640	41,803,747
40	NET INCOME OF MAJORITY INTEREST (**)	21,998,094	21,172,030
41	NET CONSOLIDATED INCOME (**)	21,998,094	21,172,030

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JULY 01, TO SEPTEMBER 30, 2003 AND 2002

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	29,088,474	100	28,926,235	100
2	COST OF SALES	14,927,916	51	15,116,491	52
3	GROSS INCOME	14,160,558	49	13,809,744	48
4	OPERATING	4,370,841	15	4,243,013	15
5	OPERATING INCOME	9,789,717	34	9,566,731	33
6	TOTAL FINANCING COST	2,015,738	7	1,612,058	6
7	INCOME AFTER FINANCING COST	7,773,979	27	7,954,673	27
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	7,773,979	27	7,954,673	27
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,428,953	8	3,305,357	11
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	5,345,026	18	4,649,316	16
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(37,904)	0	(26,010)	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	5,307,122	18	4,623,306	16
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	5,307,122	18	4,623,306	16
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	5,307,122	18	4,623,306	16
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	5,307,122	18	4,623,306	16

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JULY 01, TO SEPTEMBER 30, OF 2003 AND 2002

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	29,088,474	100	28,926,235	100
21	DOMESTIC	28,487,113	98	28,219,328	98
22	FOREIGN	601,361	2	706,907	2
23	TRANSLATED INTO DOLLARS (***)	57,205	0	68,138	0

6	TOTAL FINANCING COST	2,015,738	100	1,612,058	100
24	INTEREST PAID	1,531,611	76	1,575,623	98
25	EXCHANGE LOSSES	1,460,549	72	931,229	58
26	INTEREST EARNED	628,325	31	212,445	13
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(348,097)	(17)	(682,349)	(42)
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	0	0	0
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,428,953	100	3,305,357	100
32	INCOME TAX	2,197,461	90	3,405,884	103
33	DEFERED INCOME TAX	-358,665	(15)	(890,592)	(27)
34	WORKERS' PROFIT SHARING	590,157	24	790,065	24
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01, TO SEPTEMBER 30, OF 2003 AND 2002

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

1	CONSOLIDATED NET INCOME	16,593,008	14,612,887
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	14,762,370	14,077,644
3	CASH FLOW FROM NET INCOME OF THE YEAR	31,355,378	28,690,531
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(9,198,877)	(1,576,368)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	22,156,501	27,114,163
6	CASH FLOW FROM EXTERNAL FINANCING	(8,101,742)	(1,100,651)
7	CASH FLOW FROM INTERNAL FINANCING	(13,669,374)	(10,693,242)
8	CASH FLOW GENERATED (USED) BY FINANCING	(21,771,116)	(11,793,893)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(4,668,651)	(4,125,947)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(4,283,266)	11,194,323
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	14,641,370	10,232,828
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,358,104	21,427,151

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	14,762,370	14,077,644
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	14,968,885	15,473,875
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-206,515	-1,396,231

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(9,198,877)	(1,576,368)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-1,523,414	(465,414)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	550,244	264,637
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-296,007	348,355
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(7,929,700)	(1,723,946)

6	CASH FLOW FROM EXTERNAL FINANCING	(8,101,742)	(1,100,651)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	21,148,570	7,869,014
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,558,708	4,174,544
27	(-) BANK FINANCING AMORTIZATION	(30,057,870)	(12,325,777)
28	(-) STOCK MARKET AMORTIZATION	(751,150)	(818,432)
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	(13,669,374)	(10,693,242)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	(792,892)	(498,507)
31	(-) DIVIDENS PAID	(5,647,598)	(5,545,294)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(7,228,884)	(4,649,441)

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(4,668,651)	(4,125,947)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(1,068)	(77,288)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(5,009,484)	(4,570,219)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	341,901	521,560

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

RATIOS

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
P	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
	YIELD
1	NET INCOME TO NET SALES	19.46%		17.13%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	32.46%		32.79%
3	NET INCOME TO TOTAL ASSETS ( **)	13.51%		11.94%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	28.21%		21.83%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.40%		14.81%
	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.71	times	0.65	times
7	NET SALES TO FIXED ASSETS (**)	0.97	times	0.95	times
8	INVENTORIES ROTATION (**)	55.23	times	75.33	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	53	days	52	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.49%		9.41%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	58.37%		63.59%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.40	times	1.75	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	51.60%		53.15%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	34.36%		51.72%
15	OPERATING INCOME TO INTEREST PAID	6.62	times	6.09	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.21	times	1.03	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.97	times	1.46	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.95	times	1.44	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.37	times	0.41	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	28.90%		68.48%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	36.77%		33.63%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(9.87)%		(1.85)%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.32	times	5.60	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	37.21%		9.33%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	62.79%		90.67%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	91.90%		99.77%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
D	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount

1	BASIC PROFIT PER ORDINARY SHARE (**)	1.75		$1.62	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	0.00		$0.00	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	0.00		$0.00	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	1.75		$1.62	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
8	CARRYNG VALUE PER SHARE	5.52		$5.02	$
9	CASH DIVIDEND ACUMULATED PER SHARE	0.46		$0.43	$
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	3.01	times	3.04	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.50	times	9.41	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

Final printing

Third quarter 2003
  Total lines in service, line equivalents and Internet access accounts reached 18,905,830 services, 10.6% higher than the same period of last year
  Lines in service had an annual increase of 8.5% ending the third quarter with 15,355,786 lines in operation
  Internet access accounts increased 24.6% totaling 1,372,515 accounts at September 30, 2003
  Line equivalents for data transmission had an annual increase of 18.3% bringing the total to 2,177,529

Operating results

Expansion of the telephone infrastructure

The investments that TELMEX has carried out have increased its installed capacity in an important manner, that is the case of installed lines that at the end of the quarter they reached 16 million 767 thousand lines. The installed Internet access services totaled 2 million services.

Local

TELMEX offers its services through 15,355,786 lines with a net addition of 290,430 lines, an annual increase of 8.5%. Penetration of digital services in the third quarter was 34.4%, 5.7 percentage points more than the same period of 2002 and 1.5 percentage points more than the second quarter of 2003. Total lines with at least one digital service were 5,278,030.

One of the initiatives to enhance service for our customers consisted in the launch of the basic free voice mail at the beginning of this year's first quarter. Currently, there are 4 million 759 thousand voice mails in operation.

In the third quarter, total call traffic was 6,850 million calls, 5.3% higher than the second quarter of this year and 4.6% higher than the third quarter of 2002. For the nine months, total call traffic rose to 19,826 million calls, 3.3 % more than in the same period of the previous year.

During the quarter, interconnection traffic that is generated by the different telecommunications operators rose to 6,646 million minutes, 2.1% higher than the second quarter of this year and 18% more than the third quarter of last year. For the nine months, interconnection traffic totaled 19,222 million minutes, an increase of 21.4% compared with the same period of 2002. This clearly demonstrates the increasing use of TELMEX's network by competitors to serve their customers. It is important to mention that 24% of interconnection traffic corresponds to local operators and do not generate any revenues for TELMEX. Additionally, the interconnection charge for long distance operators is only 0.00975 dollars per minute.

Long distance

In the second quarter, domestic long distance minutes totaled 3,919 million, 1.3% higher than the second quarter of this year and 8.4% higher than the same period of 2002. For the nine months, domestic long distance traffic increased 9.4% totaling 11,613 million minutes.

International long distance billed traffic improved in the third quarter by totaling 1,197 million minutes, an increase of 21.7% compared with the second quarter of 2003. Nevertheless, the negative impact of the illegal practice of by-pass has not disappeared since international billed traffic had a decrease of 8.2% compared with last year's third quarter. For the nine months, international long distance billed traffic totaled 3,108 million minutes, an annual decrease of 22.5%.

Data

In the third quarter, TELMEX had 1,372,515 Internet access accounts, 24.6% higher than the same period of last year and 6.6% more than the second quarter of this year with an addition of 84,973 accounts, 59.3% higher than the second quarter of this year. For the nine months, 207,114 access accounts were added, 9.9% higher than the same period of 2002.

In the third quarter, 29,142 DSL (Prodigy Infinitum) services were added, bringing the total to 151,656 services, 237.9% more than the third quarter of 2002 and 23.8% more than the second quarter of this year. Prodigy Infinitum accounts represented 11% of total accounts in service.

At September 30, 2003 Internet service penetration including broadband services, in respect total lines in service was 8.9%, 1.1 percentage points more than the same period of the previous year.

In the corporate market of data transmission, TELMEX operated 2,177,529 line equivalents at September 30; an increase of 18.3% compared with the same period of 2002 and 4.9% more than the second quarter of this year. In the third quarter, the gain of line equivalents for data transmission was 100,899.

Consolidated financial results

In the third quarter, total operating revenues were 29,088 million pesos, an increase of 0.6% compared with the same period of the previous year. For the nine months, operating revenues were 85,267 million pesos, at a similar level in real terms, than in the same period of 2002.

  Local: these revenues show a decrease of 0.3% in the third quarter and a decrease of 1.9% for the nine months. These decreases were because growth in local traffic was not enough to offset the decrease of service rates in real terms.
  DLD: these revenues increased 0.7% in the quarter and 2.6% for the nine months due to the positive trend in DLD traffic that has recovered in the last 6 quarters, as well as for the an increase of 3.1% in revenues related to Internet services, rent and installation of line equivalents and value added services related to data transmission that were approximately 3,300 million pesos in the third quarter.
  ILD: revenues decreased 8.2% compared with the third quarter of 2002 and 15.5% for the nine months. Both decreases were due to lost settlement rate revenues caused by the illegal practice of by-pass and lower growth rhythm in traffic billed in Mexico.
  Interconnection: revenues increased 7.7% compared with the same period of 2002 and 10.7% for the nine months. The increases in revenues were due to higher interconnection traffic, especially from Calling Party Pays.
  Other: revenues increased 3% compared with last year's third quarter and 2.9% for the nine months in both cases, due to the increase in sales of Tiendas TELMEX (TELMEX Stores) and billing services on behalf of other companies.

In the third quarter, total operating costs and expenses were 19,298 million pesos, a decrease of 0.3% compared with the same period of 2002. The increase of 0.7% in cost of sales and services is explained by higher maintenance costs in computer systems and software platforms, as well as the increase in electricity rates. Commercial, administrative and general expenses increased 3% in the third quarter compared with the same period of 2002 due to expenses related to IMSS (Mexican Social Security) contributions, billing and advertising. For the nine months, total operating costs and expenses rose to 56,720 million pesos, 1.6% more than the same period of 2002.

Operating income in third quarter rose to 9,790 million pesos, 2.3% higher than the same period of the previous year and for the nine months, operating income decreased 3.2% compared with the same period of 2002 totaling 28,547 million pesos. EBITDA totaled 14,983 million pesos, 0.4% lower than the same period of 2002 and for the nine months, EBITDA reached 43,516 million pesos, 3.2% lower than the same period of the previous year.

Comprehensive financing cost was 2,016 million pesos during the third quarter due to an exchange loss of 1,461 million pesos resulting from the depreciation of the peso versus the US dollar of 4.1% during the quarter. Net Interest showed a charge of 903 million pesos and a gain of 348 million pesos was generated in the monetary position.

Net income for the third quarter was 5,307 million pesos, 14.8% higher than the same period of 2002. For the nine months, net income totaled 16,593 million pesos, an increase of 13.5% compared with the same period of the previous year.

From July 1st to September 30, 2003 TELMEX repurchased 130,261,100 of its own shares, representing 1% of total shares outstanding at June 30. TELMEX's earnings per share for the third quarter, based on the number of shares outstanding at period end, were 0.43 pesos, 19.4% higher than the same period of 2002.

At September 30, 2003 total debt, short-term and long-term equaled 5.450 billion dollars a decrease of 22.5% from 7.033 billion dollars in 2002. Without considering hedges, 82.3% of total debt was foreign-denominated and at the end of September, currency hedges covered 880 million dollars of the total debt. Additionally, interest rate swaps were carried out for 12,390 million pesos producing a new fixed rate of 9.233% and 1.2 billion dollars with a fixed rate of 2.545%, with average maturities of 6 years for swaps denominated in pesos and 5 years for swaps denominated in dollars. After the interest rate swaps, fixed rate debt represents 88.5% of total debt.

On October 9, TELMEX began a cash tender offer to purchase up to $500 million dollars of its outstanding 4.25% convertible senior debentures due 2004 (CUSIP 879403AD5). The offer will be made upon the terms and is subject to the conditions set forth in the offer to purchase. The offer will expire November 6, 2003 unless extended or earlier terminated. The cash price for each 1,000 dollars of nominal value is 1,117.50 dollars plus accrued and unpaid interest to (but excluding) the date of purchase.

Local service business
Income statement (Millions of Mexican constant pesos as of September 2003)	3Q2003	3Q2002	% Increase	9 Months 2003	9 Months 2002	% Increase
Operating revenues
Access, rent and measured service	$13,561	$13,660	(0.7)	$39,773	$40,652	(2.2)
Recovery of LADA special projects	482	467	3.2	1,290	1,319	(2.2)
LADA interconnection	928	943	(1.6)	2,483	2,576	(3.6)
Interconnection with operators	188	242	(22.3)	740	623	18.8
Interconnection with cellular	4,149	3,784	9.6	12,239	11,096	10.3
Other	2,197	2,162	1.6	6,247	5,957	4.9
Total	21,505	21,258	1.2	62,772	62,223	0.9

Operating costs and expenses
Cost of sales and services	4,696	4,535	3.6	13,677	13,337	2.5
Commercial, administrative and general	3,555	3,507	1.4	10,770	10,728	0.4
Interconnection	3,047	2,996	1.7	9,083	8,669	4.8
Depreciation and amortization	3,552	3,739	(5.0)	10,095	10,424	(3.2)
Total	14,850	14,777	0.5	43,625	43,158	1.1

Operating Income	$6,655	$6,481	2.7	$19,147	$19,065	0.4

EBITDA	$10,207	$10,220	(0.1)	$29,242	$29,489	(0.8)
EBITDA margin (%)	47.5	48.1	(0.6)	46.6	47.4	(0.8)
Operating margin (%)	30.9	30.5	0.4	30.5	30.6	(0.1)

Comments on local financial results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the third quarter increased 1.2% compared with the same period of the previous year. This result was due to growth of 8.5% in lines in service, 4.6% growth in local traffic and 18% growth in interconnection traffic with telecommunications operators, especially from calling party pays, partially offset by the reduction of rates in real terms. For the nine months, local revenues had an annual increase of 0.9%.

Operating costs and expenses increased 0.5% compared with the third quarter of 2002. This result was due to the increase of 3.6% in cost of sales and services and 1.4% in commercial, administrative and general expenses caused by the increase in wages and benefits and the charge for pensions and seniority premiums. Additionally, costs related to interconnection increased 1.7% due to higher traffic volume. These costs were partially offset by the reduction of 5% in depreciation and amortization. For the nine months, total operating costs and expenses increased 1.1%.

In the third quarter, operating income increased 2.7% totaling 6,655 million pesos and EBITDA totaled 10,207 million pesos, similar to the amount registered in the same period of 2002. For the nine months, operating income increased 0.4% and EBITDA decreased 0.8%.

Long distance business
Income statement (Millions of Mexican constant pesos as of September 2003)	3Q2003	3Q2002	% Increase	9 Months 2003	9 Months 2002	% Increase
Operating revenues
Domestic long distance	$4,175	$4,225	(1.2)	$12,814	$12,720	0.7
International long distance	1,856	2,018	(8.0)	5,297	6,259	(15.4)
Total	6,031	6,243	(3.4)	18,111	18,979	(4.6)

Operating costs and expenses
Cost of sales and services	1,160	1,146	1.2	3,470	3,432	1.1
Commercial, administrative and general	1,198	1,178	1.7	3,577	3,531	1.3
Interconnection to the local network	881	905	(2.7)	2,375	2,465	(3.7)
Cost of LADA special projects	455	424	7.3	1,223	1,253	(2.4)
Depreciation and amortization	713	715	(0.3)	2,123	2,158	(1.6)
Total	4,407	4,368	0.9	12,768	12,839	(0.6)

Operating Income	$1,624	$1,875	(13.4)	$5,343	$6,140	(13.0)

EBITDA	$2,337	$2,590	(9.8)	$7,466	$8,298	(10.0)
EBITDA margin (%)	38.7	41.5	(2.8)	41.2	(43.7)	(2.5)
Operating margin (%)	26.9	30.0	(3.1)	29.5	32.4	(2.9)

Comments on long distance financial results

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues decreased 3.4% in the third quarter. The decrease in revenues was due the reduction of domestic and international long distance rates in real terms as well as the negative impact caused by the illegal practice of by-pass from certain telecommunications operators. For the nine months, long distance revenues decreased 4.6%.

Operating costs and expenses in the third quarter increased 0.9% compared with the same period of last year. This increase is the result of higher costs of special projects and non-recurring investments related to the local network that increased 7.3% as well as higher costs of sales and services that increased 1.2% and an increase of 1.7% in commercial, administrative and general expenses. These increases were partially offset by the reduction of 2.7% in costs of interconnection to the local network. For the nine months, operating costs and expenses decreased 0.6%.

Operating income decreased 13.4% and EBITDA decreased 9.8% in the third quarter totaling 1,624 and 2,337 million pesos, respectively. For the nine months, operating income decreased 13% and EBITDA decreased 10%.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

FINANCIAL STATEMENT NOTES

ANNEX 2

CONSOLIDATED

Final printing

Notes to Consolidated Financial Statements

Years Ended September 30, 2003 and 2002

(Amounts in Thousands of constant pesos as of September 30, 2003)

S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the third quarter of 2003, by the methods of specific index and the NCPI, 5th document.
CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	Ps. 290,154,102	Ps. 318,000,104
Depreciation	(173,621,974)	(199,032,001)
Construction in process	2,126,761	1,797,776

Total	118,658,889	120,765,879

Results	14,824,302	16,338,521

S 18 DEFERRED ASSETS

At September 30, 2003, deferred assets rose to Ps. 692,716 that is composed mainly by Ps. 587,698, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services, that will be amortized in 20 years and the amount of Ps. 105,018 correspond to goodwill that Telefonos de Mexico Group recognizes for share acquisitions of Teckmarketing, Aspel and Multicom; this goodwill is being amortized in 5 years.

S 19 OTHER ASSETS

At September 30, 2003 and 2002, other assets rose to Ps. 7,818,134 and Ps. 8,319,333, respectively, and is composed by the following concepts:

INVENTORIES: rose to Ps. 1,423,512 and Ps. 1,223,180 at September 30, 2003 and 2002, respectively, that are for the operation of the telephone plant; these are valuated by average cost method and are updated based on the specific index method, not in excess of market.

INTANGIBLE ASSET: for Ps. 6,394,622 and Ps. 7,096,153 at September 30, 2003 and 2002, respectively, is derived by labor obligations in accordance with Bulletin D-3 of the Mexican Institute of Public Accountants. This item does not impact the results.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long term opening to suplier's does not exist.

S 24 AND S 29 STOCK MARKET LOANS

On June 11, 1999, The Company issued US $ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 TELMEX "L" shares. The conversion price is U.S.$29.5762 per ADS, equal to a conversion ratio of 33.8110 "L" shares ADSs U.S.$1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances.

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer's voting shares, the holders of the convertible debentures may ask TELMEX to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable semi-annually.

During the third quarter of 2003, Telmex made several purchases in the market of the convertible debentures for the amount of US$ 190 million.

On January 26, 2001, TELMEX issued senior notes for U.S.$1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semi-annually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for U.S.$500 million with similar characteristics.

During 2002, TELMEX made four placements of domestic senior notes ("Certificados Bursatiles") for a total of Ps. 3,200 million (Ps. 4,250 million in 2001, historical ) under the Ps. 10,000 million program authorized by the National Banking and Securities Commission. The unissued balance under this program is Ps. 2,550 million.

S 26 OTHER CURRENT LIABILITIES

At September 30, 2003 and 2002, this item rose to Ps. 15,240,846 and Ps. 15,873,211, respectively and is composed by the following concepts:

	2003	2002
Accounts payable	Ps. 8,942,538	Ps. 9,039,105
Accrued liabilities	3,820,620	4,505,258
Deferred credits	2,477,688	2,328,848

Deferred credits consist of advance billings and advances from customers and others.

S 31 DEFERRED CREDITS

At September 30, 2003 and 2002, this item rose to Ps. 14,347,870 and Ps. 13,489,612, respectively and corresponds to deferred taxes based on the requirements of Bulletin D-4

S 32 OTHER LIABILITIES

At September 30, 2003 and 2002, this item rose to Ps. 4,053,566 and Ps. 5,192,024, respectively, and represents the liability for pensions and seniority premiums based on the requirements of Bulletin D-3 Labor Obligations.

S 42 RETAINED EARNINGS

At September 30, 2003 and 2002, this item rose to Ps. 83,242,542 and Ps. 79,009,324, respectively and is composed by the following concepts:
	2003	2002
Legal reserve	Ps. 15,723,257	Ps. 15,647,490
Unappropriated earnings of prior years	67,519,285	63,361,834

On April 29, 2003 and 2002, the stockholders approved an increase of Ps. 7,601,474 (historical) and Ps. 4,549,888 (historical) respectively, in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total amount to be used for this purpose to Ps. 10,000,000 (historical) respectively. At September 30, 2003 and 2002, the remaing authorized amount was Ps. 5,233,280 (historical) and Ps. 6,733,657 (historical), respectively.

From January to September 2003, the Company acquired 485.8 million Series "L" shares for Ps. 7,970,629 (historical cost of Ps. 7,900,876) and 3.1 million Series "A" shares for Ps. 51,147 (historical cost of Ps. 50,665).

From January to September 2002, the Company acquired 313 million Series "L" shares for Ps. 5,141,219 (historical cost of Ps. 4,881,398) and 0.4 million series "A" shares for Ps. 6,731 (historical cost of Ps. 6,465).

The Company's repurchased shares are applied to unappropriated retained earnings in the amount that exceed capital stock that correspond to the repurchased shares.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY

At September 30, 2003 and 2002, this item rose to Ps. (70,820,580) and Ps. (68,724,426), respectively and is composed in the following manner:
	2003	2002
Accumulated monetary position loss	Ps. (12,712,340)	Ps. (12,712,065)
Result from holding nonmonetary assets	(58,108,240)	(56,012,361)

S 61 OBLIGATIONS (LONG-TERM LIABILITIES)

At September 30, 2003 and 2002, this item rose to Ps. 23,840,800 and Ps. 34,158,413, respectively and is composed in the following manner:
	2003	2002
Domestic senior notes	Ps. 7,450,000	Ps. 7,742,785
Senior notes	16,390,800	15,849,377
Convertible senior debentures	0	10,566,251

S 73 EMPLOYEE PENSIONS AND SENIORITY PREMIUMS

Substantially all of the Company's employees are covered under defined benefits retirement and seniority premium plans.

In 1990, the Company set up an irrevocable trust fund to cover the payment of these obligations. It adopted the policy of making annual contributions to the fund. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of the Company's employees.

At September 30, 2003 and 2002, the current net liability is Ps. 4,053,566 and Ps. 5,192,024, respectively.

COMPREHENSIVE INCOME

In the third quarter of 2003 y 2002 Telmex Group is presenting Ps. 18,874,237 y Ps. 20,375,772, respectively, corresponding to comprehensive income, by the application of Bulletin B-4 comprehensive income; and is comprised of the following:
		2003		2002
Net income for the period	Ps.	16,593,008	Ps.	14,612,887
Result from holding nonmonetary assets		4,252,410		9,332,590
Deferred income tax		(1,431,715)		(2,637,438)
Effect of labor obligations		(539,466)		(932,267)

Comprehensive Income	Ps.	18,874,237	Ps.	20,375,772

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

R 06 COMPREHENSIVE FINANCING COST

At September 30, 2003, Telmex Group had not carried out operations in UDIS.

R 33 DEFERRED INCOME TAX

At September 30, 2003 and 2002, Telmex Group is recognizing Ps. (344,046) and Ps. (1,660,313), respectively, for the application of the Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, as well as decrease of fixed assets.

RATIOS

P 08 INVENTORY ROTATION

Does not apply to Telefonos de Mexico, S.A. de C.V. The SIFIC/ICS system considers total costs of goods and services (Ref. R2) and relates it with the inventory of merchandise for sale (Ref. S 6); fact that varies the result.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

RELATIONS OF SHARES INVESTSMENTS

ANNEX 3

CONSOLIDATED

Final printing
					TOTAL AMOUNT
COMPANY NAME		MAIN ACTIVITIES	NUMBER	OWNERSHIP	(Thousands of Pesos)
			OF		ACQUISITION	PRESENT
			SHARES	%	COST	VALUE
SUBSIDIARIES

1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100	16,374,507	31,088,984
2	Cia. de Telefonos y Bienes Raices, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	6,970,386
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition and leasing	686,001,490	100	702,096	3,052,859
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone plant	28,369,000	100	28,636	500,071
5	Limpieza Tecnica Especializada, S.A. de C.V.	Cleaning Service Company	50	100	49	56
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	574,595,000	100	574,645	631,434
7	Multicomunicacion Nacional, S.A. de C.V.	Trunking, sales & installation services	186,000,000	100	137,877	159,772
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone plant	19,400,000	100	19,397	113,123
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	65,891
10	Operadora Mercantil, S.A. de C.V.	Sale agent advertising space in yellow pages	50,000	100	54	1,321
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100	4,602	28,304
12	Fuerza y Clima, S.A. de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	71,183
13	Telefonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	862,685
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	76,723,650	99.99	76,724	77,455
15	Tecmarketing, .S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	183,082
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,658
17	Telmex International, Inc.	Holding Company in the U S A.	3	100	172,757	200,182
18	Instituto Tecnologico de Telefonos De Mexico, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	251,783
20	Consorcio Red Uno, S.A. de C.V.	Design and integrated telec. Services	167,691,377	100	360,533	537,173
21	Uninet, S.A. de C.V.	Data transmission services	5,647,430	100	564,743	987,210
22	Aerofrisco, S.A. de C.V.	Air Taxi services	3,113,528,600	100	310,871	527,774
23	Telnicx, S.A. de C.V.	Managment of yellow pages	4,865,360	100	6,853	9,028
24	Teninver, S.A. de C.V	Investments in all types of businesses	61,952	100	62	67
25	Grupo Tecnico de Administracion, S.A. de C.V.	Management, consulting & org. Services	6,094,052,368	100	8,068,055	8,430,163
26	Telmex Internet Investments, L.L.C	Investments in Internet companies	1,000	100	996,590	1,170,459
	Others Subsidiaries ___ (Number of subsidiaries)
	TOTAL INVESTMENT IN SUBSIDIARIES				29,802,848	55,923,107
	ASSOCIATES

1	Technology and Internet , LLC	Investments in Internet companies	500	50	974,989	249,772
2	Tecnology Fund I, LLC	Investments in communications compan	500	50	20,898	16,559
3	The Telvista Company	Telemarketing Services in USA	450	45	428,525	337,767
4	Centro Historico de la Ciudad de Mexico, SA	Real estate services	80,020,000	21.77	80,020	92,206
	Others Associates ___ (Number of associates)
	TOTAL INVESTMENT IN ASSOCIATES				1,504,432	696,304
	OTHER PERMANENT INVESTMENTS					152,879
	T O T A L					56,772,290

NOTES:

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing
			Denominated in		Amortization of Credits in Foreign Currency with National Entities (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Entities (Thousands of Pesos)
Credit	Amortization	Interest	Pesos		Time Interval						Time Interval
Type /	Date	Rate	Until 1	More Than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
Institution			Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years or more
BANKS
FOREIGN TRADE
AB SVENKS EXPORT KRED (1)	14/12/2005	2.18	0	0	0	0	0	0	0	0	15,506	15,506	31,012	3,239	0	0
ABN AMRO BANK (1)	30/11/2006	2.61	0	0	0	0	0	0	0	0	429,630	554,513	984,143	984,143	984,143	265,722
BANAMEX AG.NY (1)	24/12/2006	1.99	0	0	0	0	0	0	0	0	1,893	5,838	4,892	3,928	982	0
BANCA SERFIN AG.NY (1)	24/12/2006	1.99	0	0	0	0	0	0	0	0	978	3,063	2,561	2,053	513	0
BBV ARGENTARIA (1)	22/12/2007	1.93	0	0	0	0	0	0	0	0	87,888	87,888	175,777	175,777	175,777	87,888
BANCO INTERN., SAG (1)	24/12/2006	1.99	0	0	0	0	0	0	0	0	269	830	696	559	140	0
BANCO SANTANDER NY (1)	27/11/2008	1.38	0	0	0	0	0	0	0	0	12,905	12,905	25,810	25,810	25,810	13,897
BANK OF AMERICA (1)	24/12/2006	1.99	0	0	0	0	0	0	0	0	11,884	36,649	30,713	24,662	6,166	0
BANK OF AMERICA (1)	23/12/2006	1.43	0	0	0	0	0	0	0	0	81,618	81,617	133,095	76,329	0	0
BANK OF AMERICA (1)	15/12/2003	1.56	0	0	0	0	0	0	0	0	11,602	0	0	0	0	0
BARCLAYS BANK (1)	31/12/2004	2.43	0	0	0	0	0	0	0	0	107,667	44,016	44,016	0	0	0
BARCLAYS BANK (1)	31/12/2005	2.18	0	0	0	0	0	0	0	0	47,322	47,322	94,644	47,322	0	0
CITIBANK, N.A. (1)	24/12/2006	1.99	0	0	0	0	0	0	0	0	36,883	115,760	96,745	77,545	19,386	0
CREDIT LYONNAIS (1)	16/10/2003	1.56	0	0	0	0	0	0	0	0	11,452	0	0	0	0	0
DEXIA BANK (1)	31/12/2014	2.18	0	0	0	0	0	0	0	0	126,798	133,323	266,646	266,646	266,646	743,861
EXPORT DEVELOPMENT (1)	22/04/2008	1.73	0	0	0	0	0	0	0	0	82,723	335,789	385,180	287,197	72,408	12,257
GOLDMAN SACHS INT. (1)	24/12/2006	1.99	0	0	0	0	0	0	0	0	2,643	8,151	6,831	5,485	1,371	0
JAPAN BANK FOR INT. (1)	10/10/2011	2.27	0	0	0	0	0	0	0	0	0	0	37,750	75,501	75,501	339,754
JP MORGAN CHASE B (1) *	20/12/2004	1.88	0	0	0	0	0	0	0	0	0	0	4,917,240	0	0	0
KREDITANSTALT FUR W. (1)	15/12/2006	2.48	0	0	0	0	0	0	0	0	63,742	63,742	127,484	127,484	63,742	0
KREDITANSTALT FUR W. (1)	30/11/2004	1.68	0	0	0	0	0	0	0	0	1,209	1,209	1,209	0	0	0
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	2,457	16,355	18,813	18,813	18,813	201,759
NORDEA BANK FINLAND (1)	04/12/2007	2.43	0	0	0	0	0	0	0	0	174,133	174,133	348,266	293,629	73,392	8,532
NORDEA BANK FINLAND (1)	09/11/2004	2.68	0	0	0	0	0	0	0	0	64,470	64,470	37,152	0	0	0
NORDIC INVESTMENT (1)	06/12/2006	2.28	0	0	0	0	0	0	0	0	54,636	54,636	109,272	109,272	54,636	0
SKANDINAVISKA ENSK (1)	28/02/2010	2.61	0	0	0	0	0	0	0	0	34,670	42,295	76,965	76,965	76,965	123,072
SKANDINAVISKA ENSK (1)	28/02/2004	2.18	0	0	0	0	0	0	0	0	0	21,449	0	0	0	0
SOCIETE GENERALE NY (1)	31/12/2003	1.62	0	0	0	0	0	0	0	0	10,915	0	0	0	0	0
SOCIETE GENERALE (1)	24/12/2006	1.99	0	0	0	0	0	0	0	0	3,976	12,262	10,276	8,252	2,063	0
SOCIETE GENERALE (1)	14/05/2007	1.93	0	0	0	0	0	0	0	0	39,354	27,517	35,736	6,867	89	0
BANK TOKYO-MITSUB (1)	28/12/2008	2.53	0	0	0	0	0	0	0	0	109,272	154,294	308,589	308,589	308,589	244,339
ARRENDAD. CITIBANK (1)	25/06/2004	2.18	0	0	60,830	125,433	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	26/11/2003	1.48	0	0	382,452	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	27/06/2005	2.18	0	0	49,021	152,932	159,806	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	2.18	0	0	54,028	167,528	236,661	61,648	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	2.08	0	0	29,352	89,377	122,312	126,002	32,090	0	0	0	0	0	0	0
BBVA BANCOMER (1)	19/11/2003	1.56	0	0	983,448	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	27/01/2004	5.05	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNAC (1)	24/12/2006	1.99	0	0	6,195	19,105	16,011	12,856	3,214	0	0	0	0	0	0	0
BANCO SANTANDER (1)	12/11/2003	1.68	0	0	546,360	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, (3)	22/05/2004	5.08	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANK TOKYO-MITSUB. (1)	16/10/2003	1.74	0	0	109,272	0	0	0	0	0	0	0	0	0	0	0
CITIBANK MEXICO, S.A. (1)	26/06/2006	2.06	0	0	68,830	210,438	290,044	224,871	0	0	0	0	0	0	0	0
ARRENDAD INBURSA (3)	28/02/2004	5.20	1,386	0	0	0	0	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FED (1)	24/12/2006	1.99	0	0	12,070	37,443	31,350	25,158	6,289	0	0	0	0	0	0	0
0	00/01/1900	0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			1,301,386	0	2,301,858	802,255	856,184	450,535	41,593	0	1,628,496	2,115,531	8,311,511	3,006,066	2,227,131	2,041,083
STOCK EXCHANGE
LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSATIL TMX 02-2 (4)	10/02/2005	6.00	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 02 (4)	09/02/2007	6.58	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
C. B TMX 01, 02-3 Y 02-4 (2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
C B TELMEX 01-2 (4)	26/10/2007	6.68	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL ** (2)	05/04/2004	5.17	1,777,529	0	0	0	0	0	0	0	0	0	0	0	0	0
SENIOR NOTES DUE 2006 (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	16,390,800	0	0
CONVERT. SEC DUE 2004 (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	8,851,032	0	0	0	0
			0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			1,777,529	7,450,000	0	0	0	0	0	0	0	8,851,032	0	16,390,800	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES			15,240,846	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			15,240,846	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL			18,319,761	7,450,000	2,301,858	802,255	856,184	450,535	41,593	0	1,628,496	10,966,563	8,311,511	19,396,866	2,227,131	2,041,083

NOTES:

  Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  CETES plus margin
  The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 1.18 at September 30, 2003.

  TIIE 28 days is equivalent to 5.00 at September 30, 2003.

  CETES 91 days is equivalent to 5.00 at September 30, 2003.

  CETES 182 days is equivalent to 5.78 at September 18, 2003.

  * Syndicated Credit Administrative Agent
  ** The corresponding documents to this debt are DGE 582-14882 dated October 18, 2002, DGE 187-3987 dated April 10, 2003, DGE 323-4123 dated May 30, 2003, DGE 361-4161 dated June 20, 2003.
  The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long Term opening to Suppliers' does not exist

Exchange rates used:

Liabilities in foreign currency

Exchange rates at end of the month.

CURRENCY AMOUNT E.R.

DOLLAR (U.S.) 4,459,470 10.9272

EURO (E.E.C.) 23,178 12.7083

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

TOTAL ASSETS	81,352	888,955	0	0	888,955

LIABILITIES POSITION	4,459,470	48,729,522	26,956	294,553	49,024,075

SHORT TERM LIABILITIES POSITION	1,434,276	15,672,624	2,430	26,548	15,699,172
LONG TERM LIABILITIES POSITION	3,025,194	33,056,898	24,526	268,005	33,324,903
NET BALANCE	(4,378,118)	(47,840,567)	(26,956)	(294,553)	(48,135,120)

EXCHANGE RATES USED:

TRADE BALANCE IN FOREIGN EXCHANGE:

THE AVERAGE MONTLY EXCHANGE RATES PUBLISHED BY BANCO DE MEXICO.

ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

EXCHANGE RATES AT END OF THE MONTH.
CURRENCY	AMOUNT	E.R.

DOLLAR (U.S.)	4,459,470	10.9272
EURO (E.E.C.)	23,178	12.7083

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing
	MONETARY	MONETARY	(ASSET) LIABILITIES	MONTHLY	MONTHLY
MONTH			MONETARY		(PROFIT)
	ASSETS	LIABILITIES	POSITION	INFLATION	AND LOSS

JANUARY	36,560,358	86,958,297	50,397,939	0.40	201,592
FEBRUARY	35,329,491	89,493,355	54,163,864	0.28	151,659
MARCH	37,691,382	89,235,609	51,544,227	0.63	324,729
APRIL	37,418,314	86,945,912	49,527,598	0.17	84,197
MAY	37,705,667	83,419,160	45,713,493	(0.32)	(146,283)
JUNE	37,988,424	82,321,067	44,332,643	0.08	35,466
JULY	31,060,277	75,854,678	44,794,401	0.14	62,712
AUGUST	33,700,783	77,431,029	43,730,246	0.30	131,191
SEPTEMBER	34,968,492	77,767,661	42,799,169	0.60	256,795
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
ACTUALIZATION :	0	0	0	0.00	10,143
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0	0
OTHER	0	0	0	0	(50,549)
TOTAL					1,061,652

NOTES:

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX UARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND /OR TITLE

DOES NOT APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

DOES NOT APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

DOES NOT APPLY

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

PLANTS, COMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

Final printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOT AVAILABLE		0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	COST PRODUCCION (%)

NOT AVAILABLE				0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

DOMESTIC SELLS

ANNEX 11

CONSOLIDATED

Final printing

	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS
LOCAL SERVICE				39,884,789
LONG DISTANCE SERVICE				27,565,447
INTERCONNECTION				12,977,970
OTHERS				3,484,790
TOTAL				83,912,996

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

FOREIGN SELLS

ANNEX 11B

CONSOLIDATED

Final printing

	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS

NET SETTLEMENT				1,353,826

TOTAL				1,353,826

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

Final printing

ITEM	Thousand Mexican Pesos
	1st. Quarter	% of	2nd. Quarter	% of	3rd. Quarter	% of
	Jan-Mar	Advance	Apr-Jun	Advance	Jul-Sep	Advance	Budget

DATA AND CONNECTIVITY	124,746	7	372,621	22	457,218	26	1,729,431
INTERNAL PLANT	40,890	2	342,126	17	410,148	20	2,016,619
OUTSIDE PLANT	593,705	16	288,823	8	599,279	16	3,733,730
TRANSMISSION NETWORK	67,967	3	290,627	12	729,702	30	2,405,183
SYSTEMS	675	0	12,311	2	64,196	8	757,636
OTHERS	63,597	7	324,188	38	226,664	26	861,894

TOTAL INVESTMENT	891,580	7.75	1,630,696	14.17	2,487,207	21.6	11,504,493

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

TRANSATIONS IN FOREIGN CURRENCY AND TRANSLATION

OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS

ANNEX 14

CONSOLIDATED

Final printing

Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located in the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at period-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding nonmonetary assets

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing
	NOMINAL	VALID	NUMBER OF SHARES				CAPITAL STOCK
SERIAL	VALUE	CUPON	FIXED	VARIABLE		PUBLIC	(Thousands of Pesos)
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.025		275,082,014	0		275,082,014	6,876	0
AA	0.025		4,136,480,585	0	4,136,480,585	0	103,412	0
L	0.025		7,876,631,495	0		7,876,631,495	196,916	0
TOTAL			12,288,194,094	0	4,136,480,585	8,151,713,509	307,204	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
	12,288,194,094
SHARES PROPORTION BY:
CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASED OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIAL	SHARES	AT REPURCHASE		AT QUARTER

	A & L	488,907,631	16.5907		16.6251

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2003

TELEFONOS DE MEXICO, S.A. DE C.V.

GENERAL INFORMATION

ISSUER GENERAL INFORMATION
COMPANY:	TELEFONOS DE MEXICO, S.A. DE C.V.
ADDRESS:	PARQUE VIA 198,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 12 12
FAX:
E-MAIL:
INTERNET PAGE:

ISSUER FISCALINFORMATION
TAX PAYER FEDERAL ID:	TME 840315KT6
FISCAL ADDRESS:	PARQUE VIA 198,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE
NAME:	C.P. EDUARDO ROSENDO GIRARD
ADDRESS:	PARQUE VIA 198 - 5 FLOOR OFFICE 501,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

OFFICERS INFORMATION
POSITION BMV:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	ING. CARLOS SLIM HELU
ADDRESS:	AV. PASEO DE LAS PALMAS NUM. 750,
COL. LOMAS DE CHAPULTEPEC
ZIP:	11000
CITY:	MEXICO, D.F.
TELEPHONE:	56 25 49 00
FAX:	55 20 15 10
E-MAIL:

POSITION BMV:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF EXECUTIVE OFFICER
NAME:	ING. JAIME CHICO PARDO
ADDRES:	PARQUE VIA 190 - 10 FLOOR OFFICE 1001,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	55 46 15 46 & 52 22 51 52
FAX:	57 05 00 39
E-MAIL:

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	ING. ADOLFO CEREZO PEREZ
ADDRESS:	PARQUE VIA 190 - 10 FLOOR OFFICE 1016,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 57 80 & 52 22 51 44
FAX:	52 55 15 76
E-MAIL:

POSITION BMV:	QUATERLY FINANCIAL INFORMATION RESPONSIBLE
POSITION:	COMPTROLLER
NAME:	C.P. EDUARDO ROSENDO GIRARD
ADDRES:	PARQUE VIA 198 - 5 FLOOR OFFICE 501,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

POSITION BMV:	QUATERLY FINANCIAL INFORMATION RESPONSIBLE 2nd.
POSITION:	ACCOUNTING INTEGRATION MANAGER
NAME:	C.P. WALTERIO FLORES ARIAS
ADDRES:	PARQUE VIA 198 - 5 FLOOR OFFICE 503,
CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 18 03 & 52 22 18 04
FAX:	57 05 07 29
E-MAIL:

POSITION BMV:	GENERAL COUNSEL
POSITION:	GENERAL COUNSEL
NAME:	LIC. SERGIO MEDINA NORIEGA
ADDRESS:	PARQUE VIA 190 - 2 FLOOR OFFICE 202,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

POSITION BMV:	SECRETARY OF BOARD OF DIRECTORS
POSITION:	SECRETARY OF BOARD OF DIRECTORS
NAME:	LIC. SERGIO MEDINA NORIEGA
ADDRESS:	PARQUE VIA 190 - 2 FLOOR OFFICE 202,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	INVESTORS RELATIONS MANAGER
NAME:	LIC. ALEJANDRO MARTINEZ ALTAMIRANO
ADDRESS:	PARQUE VIA 198 - 7 FLOOR OFFICE 701,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	57 03 39 90
FAX:	55 45 55 50
E-MAIL:

POSITION BMV:	RESPONSIBLE OF PROVIDE INFORMATION BY EMISNET
POSITION:	COMPTROLLER
NAME:	C.P. EDUARDO ROSENDO GIRARD
ADDRESS:	PARQUE VIA 198 - 5 FLOOR OFFICE 501,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	57 22 53 95
FAX:	52 50 80 54
E-MAIL:

POSITION BMV:	RESPONSIBLE OF PROVIDE INFORMATION BY EMISNET
POSITION:	SHAREHOLDER SERVICES MANAGER
NAME:	LIC. MIGUEL ANGEL PINEDA CATALAN
ADDRESS:	PARQUE VIA 198 - 2 FLOOR OFFICE 201,
COL. CUAUHTEMOC
ZIP:	06599
CITY:	MEXICO, D.F.
TELEPHONE:	52 22 53 22
FAX:	55 46 21 11
E-MAIL:

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

BOARD OF DIRECTORS

SERIES:	ALL

POSITION:	CHAIRMAN OF THE BOARD

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. CARLOS SLIM HELU

POSITION:	BOARD PROPIETORS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. EMILIO AZCARRAGA JEAN

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. JAIME CHICO PARDO

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. ANTONIO COSIO ARIÑO
EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. MARK E. ROYSE

EFFECTIVE DATE:	DEL : 29/04/2003 AL: 30/04/2004
NAME:	MTRA. AMPARO ESPINOSA RUGARCIA

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. ELMER FRANCO MACIAS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. RAFAEL KALACH MIZRAHI

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. ANGEL LOSADA MORENO

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SRITA. JANET DUNCAN

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. RICARDO MARTIN BRINGAS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. ROMULO O FARRIL JR.:

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. JUAN ANTONIO PEREZ SIMON

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. FERNANDO SENDEROS MESTRE

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. CARLOS SLIM DOMIT

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. MARCO ANTONIO SLIM DOMIT

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. JAMES W. CALLAWAY

POSITION:	BOARD ALTERNATES

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. JAIME ALVERDE GOYA

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. CARLOS BERNAL VEREA

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. JORGE A. CHAPA SALAZAR

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. ANTONIO COSIO PANDO
EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. ANTONIO DEL VALLE RUIZ

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. ARTURO ELIAS AYUB

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SRA. ANGELES ESPINOSA YGLESIAS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	SR. JORGE ESTEVE CAMPDERA

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. AGUSTIN FRANCO MACIAS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. HUMBERTO GUTIERREZ OLVERA Z.

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. JOSE KURI HARFUSH

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. FEDERICO LAFFAN FANO

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. FRANCISCO MEDINA CHAVEZ

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	ING. BERNARDO QUINTANA ISAAC

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. PATRICK SLIM DOMIT

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. FERNANDO SOLANA MORALES

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. FERNANDO VALDES ACRA

POSITION:	STATUTORY AUDITOR

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. ALBERTO TIBURCIO CELORIO

POSITION:	ALTERNATE STATUTORY AUDITOR

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	C.P. FERNANDO ESPINOSA LOPEZ

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. SERGIO MEDINA NORIEGA

POSITION:	ASISTANT SECRETARY

EFFECTIVE DATE:	FROM : 04/29/2003 TO: 04/30/2004
NAME:	LIC. RAFAEL ROBLES MIAJA

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2003

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED

Final printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report herein supplied, which, to my (our) knowledge, reasonably reflects the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information which has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO, D.F., AT OCTOBER 16, 2003.